SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 6, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 6th 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the letter submitted to the Buenos Aires Stock Exchange on the date hereof.

Sincerely,

Luis Cerolini

Buenos Aires, April 6th 2010

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: CR 185063

Reference is made to the above captioned letter. In that respect, please be advised that the price fixed in the share purchase agreement entered into by and between Banco Macro S.A., as purchaser, and Alejandro M. Estrada, Alejandro C. Estrada, Raúl Fernandez and Privado L.P., as sellers, is twenty-three million, two hundred fifty seven thousand six hundred sixty-two US Dollars (US $23,257,662) for the shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A.

Sincerely,

Luis Cerolini

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 6, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director